UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number   811-08110

SPECIAL SITUATIONS FUND III, L.P.
(Exact name of registrant as specified in charter)

527 MADISON AVENUE, SUITE 2600   10022
(Address of principal executive offices)   (Zip code)

Allen B. Levithan, Esq.
c/o Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068

(Name and address of agent for service)

Registrant's telephone number, including area code   (212) 207-6500

Date of fiscal year end: DECEMBER 31, 2005

Date of reporting period: DECEMBER 31, 2005

Form N-CSR is to be used by management investment companies to file reports with the Commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

Item 1.   Reports to Stockholders.

December 31, 2005
Special Situations Fund III, L.P.
Annual Report

SPECIAL SITUATIONS FUND III, L.P.

INDEX TO ANNUAL REPORT

DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PARTNERS OF
SPECIAL SITUATIONS FUND III, L.P.:

We have audited the accompanying statement of financial condition of Special Situations Fund III, L.P., including the portfolio of investments, as of December 31, 2005, and the related statements of operations, changes in partners' capital, and the financial highlights (Note 10) for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in partners' capital for 2004, and the financial highlights (Note 10) for 2001 through 2004 for Special Situations Fund III, L.P. were audited by other auditors whose report dated February 1, 2005, expressed an unqualified opinion on the changes in partners' capital for 2004 and the financial highlights for 2001 through 2004.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2005, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements and financial highlights (Note 10) referred to above, present fairly, in all material respects, the financial position of Special Situations Fund III, L.P. as of December 31, 2005, and the results of its operations, changes in its partners' capital, and the financial highlights for the year then ended, in conformity with U.S. generally accepted accounting principles.

Weiser LLP

New York, N. Y.
February 24, 2006

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Investments, at fair value (cost $378,259,415)	$	501,838,760
Cash and cash equivalents		58,610,759
Receivable for investments sold		1,089,388
Receivable for units in Special Situations Fund III QP, L.P.		484,504,923
Other assets		544,847
Total Assets	$	1,046,588,677
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Payable for Units repurchased	$	29,479,245
Payable for net assets exchanged for units in Special Situations Fund III QP, L.P.		484,504,923
Securities sold short, at fair value (proceeds $1,500,100)		1,747,841
Payable for investments purchased		2,618,440
Administrator's fee payable		1,024,194
Consulting fee payable		307,114
Accrued expenses		213,644
Total Liabilities		519,895,401
Partners' Capital		
Limited Partners		485,061,719
Corporate General Partner		37,123,511
Individual General Partners		4,508,046
Total Partners' Capital		526,693,276
Total Liabilities and Partners' Capital	$	1,046,588,677

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Shares	Common Stocks	Fair Value
	Aerospace 0.13%	
971,600	SPACEHAB, Incorporated (a)	$ 680,120
	Automotive Components 2.49%	
1,427,109	Amerigon Incorporated (a)	8,334,329
322,300	Rush Enterprises, Inc. - Class A	4,795,824
		13,130,153
	Biotechnology 4.05%	
102,500	Barrier Therapeutics, Inc.	840,500
2,256,475	Ciphergen Biosystems, Inc. (a)	2,662,640
169,194	La Jolla Pharmaceutical Company	626,018
953,333	La Jolla Pharmaceutical Company (Restricted)	3,527,334
1,367,742	Medivation, Inc.	3,474,065
552,000	Metabasis Therapeutics, Inc.	4,416,000
896,000	Sangamo BioSciences, Inc.	3,610,880
3,211,763	Xcyte Therapies, Inc. (a)	2,151,881
		21,309,318
	Biotechnology - Drug Delivery 0.34%	
294,317	DepoMed, Inc.	1,765,902
	Building Materials 0.35%	
123,222	L.B. Foster Company	1,832,311
	Casino - Services 0.00%	
281	Trans World Corporation	562
	Communication Equipment - Software 4.12%	
2,238,077	Artisoft, Inc. (a)	3,133,308
4,098,966	Artisoft, Inc. (Restricted) (a)	4,667,083
3,699,389	ION Networks, Inc. (a)	628,895
958,154	MetaSolv, Inc.	2,778,647
500,000	MetaSolv, Inc. (Restricted)	1,450,000
635,223	PC-Tel, Inc.	5,564,553
1,926,881	Visual Networks, Inc. (a)	3,487,655
		21,710,141
	Communication Products - Equipment 3.37%	
525,628	Centillium Communications, Inc.	1,839,698
2,047,483	NMS Communications Corporation	7,145,716
248,400	RADVision, Ltd. (Israel)	4,118,472
75,800	Telular Corporation	249,382
1,472,518	Tut Systems, Inc.	4,402,829
		17,756,097
	Computer Equipment 1.39%	
362,500	Optimal Group, Inc. (Canada)	7,344,250

See the accompanying Notes to the Financial Statements.

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Shares	Common Stocks (Continued)	Fair Value
	Computer Peripherals 1.04%	
252,500	Cambridge Display Technology, Inc. (United Kingdom) (Restricted)	$ 2,020,000
248,305	Immersion Corporation	1,636,330
120,000	Printronix, Inc.	1,843,200
		5,499,530
	Computer Services - Software 9.12%	
55,400	Aptimus, Inc.	438,214
1,977,456	ClickSoftware Technologies, Ltd. (Israel) (a)	3,618,744
320,000	COMSYS IT Prtners, Inc.	3,536,000
416,747	CryptoLogic, Inc. (Canada)	8,164,074
500,000	LocatePlus Holdings Corporation (Restricted) (a)	1,525,000
1,573,957	Net Perceptions, Inc. (a)	975,853
178,255	Nuance Communications, Inc.	1,360,086
1,114,903	ONYX Software Corporation (a)	4,794,082
697,900	Phoenix Technologies, Ltd.	4,368,854
1,371,365	Primal Solutions, Inc.	164,564
1,701,802	Quovadx, Inc.	4,101,343
212,884	Stellent, Inc.	2,113,938
980,642	SumTotal Systems, Inc.	4,412,889
896,305	SupportSoft, Inc.	3,782,407
2,959,850	Unify Corporation (a)	1,006,349
186,580	Witness Systems, Inc.	3,670,029
		48,032,426
	Computer Systems 3.84%	
942,174	Adept Technology, Inc. (a)	11,909,079
387,100	Performance Technologies, Incorporated	3,170,349
650,553	SeaChange International, Inc.	5,139,369
		20,218,797
	Consumer Services 2.09%	
465,292	Kenexa Corporation	9,817,661
581,818	OneTravel Holdings, Inc. (Restricted) (a)	1,181,091
		10,998,752
	Data Security 0.54%	
588,701	Entrust, Inc.	2,849,313
	Electronic Components 2.11%	
712,568	American Technology Corporation	2,358,600
298,700	Frequency Electronics, Inc.	3,133,363
2,564,502	Tvia, Inc. (a)	5,641,904
		11,133,867
	Electronic Equipment 0.80%	
1,757,205	Iteris Holdings, Inc. (a)	4,217,292

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Shares	Common Stocks (Continued)	Fair Value
	Electronic Instruments 1.73%	
120,000	Axsys Technologies, Inc.	$ 2,154,000
361,193	Image Sensing Systems, Inc. (a)	4,818,315
240,998	Metretek Technologies, Inc.	2,156,932
		9,129,247
	Electronic Semiconductor 1.68%	
514,200	Kopin Corporation	2,750,970
1,241,675	PSi Technologies Holdings, Inc. (Philippines) (a)	807,089
581,062	ParkerVision, Inc.	5,287,664
		8,845,723
	Energy - Oil & Gas 0.69%	
249,900	Willbros Group, Inc. (Panama)	3,608,556
	Energy - Technology 1.13%	
883,836	Catalytica Energy Systems, Inc.	928,028
239,777	Hoku Scientific, Inc.	1,819,907
1,203,715	Quantum Fuel Systems Technologies Worldwide, Inc.	3,225,956
		5,973,891
	Entertainment 1.07%	
379,500	DTS, Inc.	5,616,600
	Gold Mining 0.60%	
2,550,300	MK Resources Company (Restricted)	3,136,869
	Healthcare Services 1.49%	
89,964	IntegraMed America, Inc.	1,191,123
359,766	U.S. Physical Therapy, Inc.	6,644,878
		7,836,001
	Healthcare - Specialized Products & Services 1.08%	
315,000	American Dental Partners, Inc.	5,695,200
	Housing - Construction 1.60%	
380,700	Cavalier Homes, Inc.	2,455,515
347,027	Modtech Holdings, Inc.	3,241,232
429,547	U.S. Home Systems, Inc. (a)	2,749,101
		8,445,848
	Household Furniture - Appliances 0.24%	
2,612,500	Chitaly Holdings Limited (Hong Kong)	1,254,000
	Information Services 0.70%	
774,748	EDGAR Online, Inc.	1,410,041
1,751,882	FIND/SVP, Inc. (a)	2,259,928
		3,669,969

See the accompanying Notes to the Financial Statements.

Shares	Common Stocks (Continued)	Fair Value
	Insurance 0.00%	
200	Renaissance Acceptance Group, Inc.	$ -
	Internet Commerce 1.06%	
1,742,300	Corillian Corporation	4,739,056
173,425	Youbet.com, Inc.	820,300
		5,559,356
	Medical Devices & Equipment 11.11%	
1,081,814	ATS Medical, Inc.	2,974,989
299,567	Applied Imaging Corporation (a)	491,290
121,247	Given Imaging, Ltd. (Israel)	3,164,547
297,231	Laserscope, Inc.	6,675,808
2,100,756	Micro Therapeutics, Inc.	14,558,239
419,370	Natus Medical Incorporated	6,768,632
1,044,217	Orthovita, Inc.	4,051,562
1,296,978	Precision Optics Corporation, Inc. (a)	453,942
178,924	Quidel Corporation	1,925,222
857,784	Regeneration Technologies, Inc.	6,133,156
216,244	Solexa, Inc. (Restricted)	1,405,586
1,099,410	Sonic Innovations, Inc. (a)	4,650,504
195,327	Vnus Medical Technologies, Inc.	1,636,840
6,839,973	World Heart Corporation (Canada) (a)	3,625,185
		58,515,502
	Medical - Drugs 1.07%	
950,603	Advanced Life Sciences Holdings, Inc. (a)	3,726,364
72,100	Dynavax Technologies Corporation	307,146
234,100	Panacos Pharmaceuticals, Inc.	1,622,313
		5,655,823
	Medical Instruments 1.22%	
344,827	Caprius, Inc. (a)	758,619
1,064,786	Electro-Optical Sciences, Inc. (a)	5,675,309
		6,433,928
	Online Services 3.56%	
1,638,600	The Knot, Inc. (a)	18,745,584
	Paper - Packaging 0.00%	
593,749	Chase Packaging Corporation	-
	Pharmaceutical Products 1.51%	
253,267	Axcan Pharma, Inc. (Canada)	3,834,462
277,364	Indevus Pharmaceuticals, Inc.	1,494,992
500,000	Isis Pharmaceutical, Inc.	2,620,000
		7,949,454

See the accompanying Notes to the Financial Statements.

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Shares	Common Stocks (Continued)	Fair Value
	Restaurant 1.24%	
712,998	Buca, Inc.	$ 3,885,839
651,499	Monterey Gourmet Foods, Inc.	2,625,541
		6,511,380
	Retail 4.92%	
154,003	1-800 CONTACTS, INC.	1,803,375
453,000	Bakers Footwear Group, Inc. (a)	6,967,140
463,200	Dover Saddlery, Inc. (a)	4,400,400
574,941	EZCORP, Inc.	8,785,098
249,203	Gaiam, Inc.	3,366,732
418,714	Odimo Incorporated (a)	565,264
		25,888,009
	Semiconductor 0.10%	
86,599	CEVA, Inc.	542,110
	Semiconductor Equipment 3.52%	
215,907	Aviza Technology, Inc.	1,144,307
505,301	HI/FN, Inc.	2,829,686
748,300	Integral Vision, Inc.	1,496,600
282,012	Nanometrics Incorporated	3,104,952
1,355,559	Nova Measuring Instruments, Ltd. (Israel) (a)	2,955,118
8,215,385	Tegal Corporation (a)	4,682,769
325,263	Ultra Clean Holdings, Inc.	2,345,146
		18,558,578
	Services 1.98%	
584,810	Collectors Universe, Inc. (a)	9,427,137
108,676	OPNET Technologies, Inc.	998,732
		10,425,869
	Technology - Miscellaneous 3.07%	
812,100	iPass, Inc.	5,327,376
1,083,044	Intermap Technologies Corp. (Canada)	4,657,089
984,085	Kintera, Inc.	2,922,732
139,870	Scopus Video Networks, Ltd. (Israel)	839,220
621,529	Supercom, Ltd. (Israel)	435,069
3,225,806	Supercom, Ltd. (Israel) (Restricted)	2,000,000
		16,181,486
	Telecom Equipment 1.61%	
671,838	COMARCO, Inc. (a)	6,704,943
1,000,954	Peco II, Inc.	1,791,707
		8,496,650
	Telecom Services 2.01%	
468,600	SpectraLink Corporation	5,562,282
465,717	WPCS International Incorporated (a)	5,025,086
		10,587,368

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Shares	Common Stocks (Continued)		Fair Value
	Telecommunications 0.85%		
635,757	Arbinet-thexchange, Inc.	$	4,456,656
	Therapeutics 2.26%		
459,705	Critical Therapeutics, Inc.		3,300,682
279,408	Dyax Corp.		1,472,480
1,684,211	Memory Pharmaceuticals Corp. (a)		3,840,001
950,000	Point Therapeutics, Inc.		3,277,500
			11,890,663
	Transportation 0.19%		
87,400	Excel Maritime Carriers, Ltd. (Bermuda)		1,000,730
	Total Common Stocks 89.06%		**469,089,881**

Shares	Preferred Stocks	Fair Value
	Data Security 0.60%	
1,250,000	Verdasys, Inc. Series B convertible (Restricted)	$3,160,000
	Electronic - Display 0.57%	
6,818,182	E Ink Corporation (Restricted)	3,000,000
	Transportation 0.13%	
326,105	Velocity Express Corporation 6% convertible	684,820
	Total Preferred Stocks 1.30%	**6,844,820**

Principal Amount	Corporate Bonds		Fair Value
	Communications Equipment - Software 1.11%		
$4,195,151	Visual Networks, Inc. 5% convertible, due 12/31/07 (a)	$	5,840,908
	Computer Peripherals 0.72%		
3,800,000	Immersion Corporation 5% convertible, due 12/22/09		3,800,000
	Computer Services - Software 0.00%		
€2,100,000	Titus Interactive 2%, due 7/1/05 (France)		-
	Computer Systems 0.63%		
$1,875,000	3D Systems Corporation 6% convertible, due 11/30/13		3,315,375
	Consumer Products 0.28%		
1,500,000	Rockford Corporation 4.5% convertible, due 6/11/09 (a)		1,500,000
	Total Corporate Bonds 2.74%		**14,456,283**

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Warrants	Warrants	Fair Value
	Biotechnology 0.05%	
413,400	Alliance Pharmaceutical Corp. 10/30/06	$ -
43,000	Discovery Laboratories, Inc. 9/19/10	59,770
4,819	Dov Pharmaceutical, Inc. 6/2/09	30,022
1,392,497	La Jolla Pharmaceutical Company 12/14/10 (Restricted)	-
47,740	Metabasis Therapeutics, Inc. 9/30/10	150,381
		240,173
	Biotechnology - Drug Delivery 0.16%	
398,733	Aradigm Corporation 3/10/07	15,949
208,333	Aradigm Corporation 11/10/07	2,083
210,648	DepoMed, Inc. 4/21/08	844,698
		862,730
	Communication Equipment - Software 0.03%	
1,140,000	Artisoft, Inc. 9/30/06 (a)	79,800
118,161	Artisoft, Inc. 9/28/15 (Restricted) (a)	-
44,842	Artisoft, Inc. 12/16/08 (Restricted) (a)	-
586,600	ION Networks, Inc. 2/14/07 (a)	11,732
1,147,058	ION Networks, Inc. 3/31/10 (a)	80,294
250,000	MetaSolv, Inc. 10/27/10 (Restricted)	-
		171,826
	Communication Products - Equipment 0.07%	
57,861	Superconductor Technologies, Inc. 3/10/07	-
427,500	Superconductor Technologies, Inc. 9/26/07	-
736,259	Tut Systems, Inc. 7/22/10	360,767
		360,767
	Computer Peripherals 0.02%	
75,750	Cambridge Display Technology, Inc. 12/22/10 (United Kingdom) (Restricted)	-
81,121	Immersion Corporation 12/23/09	89,233
		89,233
	Computer Services - Software 0.01%	
862,500	Interplay Entertainment Corp. 3/29/06	-
10,000,000	LocatePlus Holding Corporation 7/8/10 (Restricted)	-
929,560	Unify Corporation 4/26/09 (a)	65,069
		65,069
	Computer Systems 0.48%	
1,666,700	Adept Technology, Inc. 11/18/08 (a)	2,550,051
	Consumer Products 0.02%	
70,889	Rockford Corporation 6/11/09	112,713
	Consumer Services 0.03%	
2,327,272	OneTravel Holdings, Inc. 4/14/10 (Restricted) (a)	162,909
	Electronic Components 0.01%	
216,176	American Technology Corporation 1/18/06	-
179,303	American Technology Corporation 7/18/09	77,100
		77,100

See the accompanying Notes to the Financial Statements.

Warrants	Warrants (Continued)	Fair Value
	Electronic Equipment 0.12%	
708,350	Iteris Holdings, Inc. B 8/16/07 (a)	$ 623,348
	Electronic Semiconductor 0.03%	
80,000	ParkerVision, Inc. 3/10/10	167,200
	Energy - Technology 0.00%	
132,667	Arotech Corporation 6/30/08	5,307
58,075	Arotech Corporation 12/31/08	1,742
		7,049
	Information Services 0.03%	
150,000	EDGAR Online, Inc. 1/8/06 (a)	-
600,000	FIND/SVP, Inc. 5/10/09 (a)	132,000
		132,000
	Medical Devices & Equipment 0.01%	
268,600	Applied Imaging Corporation 7/29/06 (a)	-
114,286	Orthovita, Inc. 6/26/08	44,571
75,685	Solexa, Inc. 11/23/10 (Restricted)	-
47,476	SpectRx, Inc. 6/13/06	-
6,653,226	World Heart Corporation 9/22/08 (Canada) (a)	-
		44,571
	Medical Information Systems 0.00%	
2,200,000	LifeRate Systems, Inc. 11/14/07 (a)	-
	Medical Instruments 0.02%	
2,758,620	Caprius, Inc. 2/15/10 (a)	110,344
	Pharmaceutical Products 0.03%	
125,000	Isis Pharmaceuticals, Inc. 8/23/10	141,250
	Semiconductor Equipment 0.11%	
747,600	Tegal Corporation 7/14/10 (a)	97,188
3,360,092	Tegal Corporation 9/19/10 (a)	470,413
206,250	Trikon Technologies, Inc. 10/22/07 (Great Britain)	8,250
		575,851
	Technology - Miscellaneous 0.14%	
934,544	Intermap Technologies Corp. 3/17/08 (Canada)	719,599
1,129,032	Supercom, Ltd. 12/9/10 (Israel) (Restricted) (a)	-
		719,599
	Telecom Services 0.61%	
150,780	GoAmerica, Inc. 12/19/08	1,507
8,750,000	WPCS International Incorporated 11/16/09 (a)	3,237,500
		3,239,007

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Warrants	Warrants (Continued)		Fair Value
	Telecommunications 0.00%		
79,800	Q Comm International, Inc. 6/24/08	$	21,546
	Therapeutics 0.18%		
159,672	Critical Therapeutics, Inc. 6/6/10		507,757
589,473	Memory Pharmaceuticals Corp. 9/22/10 (a)		465,683
			973,440
	Total Warrants 2.17%		**11,447,776**
	TOTAL INVESTMENTS (cost $378,259,415) 95.28%		**$501,838,760**

Shares	Securities Sold Short		Fair Value
	Consumer Services 0.22%		
581,818	OneTravel Holdings, Inc.	$	1,181,091
	Specialized Services 0.11%		
67,310	Flow International Corporation		566,750
	TOTAL SECURITIES SOLD SHORT (proceeds $1,500,100) 0.33%	$	**1,747,841**

(a) Affiliated issuer under the Investment Company Act of 1940, inasmuch
as the Fund owns more than 5% of the voting securities of the issuer.

All percentages are relative to Partners' Capital.

All securities are non-income producing except for 3D Systems Corporation,
Chitaly Holdings Limited, CryptoLogic, Inc., Frequency Electronics, Inc.,
Immersion Corporation, LocatePlus Holdings Corporation, Printronix, Inc.,
Rockford Corporation, Spectralink Corporation, Velocity Express Corporation,
Visual Networks, Inc. and World Heart Corporation.

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Industry Concentration	Total	% of Partners' Capital
Aerospace	$ 680,120	0.13
Automotive Components	13,130,153	2.49
Biotechnology	21,549,491	4.09
Biotechnology - Drug Delivery	2,628,632	0.50
Building Materials	1,832,311	0.35
Casino - Services	562	0.00
Communication Equipment - Software	27,722,875	5.26
Communication Products - Equipment	18,116,864	3.44
Computer Equipment	7,344,250	1.39
Computer Peripherals	9,388,763	1.78
Computer Services - Software	48,097,495	9.13
Computer Systems	26,084,223	4.95
Consumer Products	1,612,713	0.31
Consumer Services	9,980,570	1.89
Data Security	6,009,313	1.14
Electronic Components	11,210,967	2.13
Electronic - Display	3,000,000	0.57
Electronic Equipment	4,840,640	0.92
Electronic Instruments	9,129,247	1.73
Electronic Semiconductor	9,012,923	1.71
Energy - Oil and Gas	3,608,556	0.69
Energy - Technology	5,980,940	1.14
Entertainment	5,616,600	1.07
Gold Mining	3,136,869	0.60
Healthcare Services	7,836,001	1.49
Healthcare - Specialized Products & Services	5,695,200	1.08
Housing - Construction	8,445,848	1.60
Household Furniture - Appliances	1,254,000	0.24
Information Services	3,801,969	0.72
Insurance	-	0.00
Internet Commerce	5,559,356	1.06
Medical Devices & Equipment	58,560,073	11.12
Medical - Drugs	5,655,823	1.07
Medical Information Systems	-	0.00
Medical Instruments	6,544,272	1.24
Online Services	18,745,584	3.56
Paper - Packaging	-	0.00
Pharmaceutical Products	8,090,704	1.54
Restaurant	6,511,380	1.24

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

PORTFOLIO OF INVESTMENTS

DECEMBER 31, 2005

Industry Concentration (Continued)	Total	% of Partners' Capital
Retail	$ 25,888,009	4.92
Semiconductor	1,117,961	0.21
Semiconductor Equipment	18,558,578	3.52
Services	10,425,869	1.98
Specialized Services	(566,750)	(0.11)
Technology - Miscellaneous	16,901,085	3.21
Telecom Equipment	8,496,650	1.61
Telecom Services	13,826,375	2.63
Telecommunications	4,478,202	0.85
Therapeutics	12,864,103	2.44
Transportation	1,685,550	0.32
TOTAL PORTFOLIO	$ 500,090,919	**94.95%**

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized gain on investments	$ 57,641,530	
Net change in unrealized appreciation	(44,092,569)	
Total Realized and Unrealized Gain on Investments		$ 13,548,961
INVESTMENT INCOME (LOSS)		
Investment Income		
Interest	2,466,426	
Dividends (net of withholding taxes of $13,791)	1,086,429	
Securities lending fees	397,106	
Other	423,071	
Total Investment Income	4,373,032	
Operating Expenses		
Administrator's fee	3,949,842	
Professional fees	287,468	
Independent General Partners' fees	80,000	
Custody fee and other	243,040	
Total Operating Expenses	4,560,350	
Net Investment Loss		(187,318)
NET INCOME		$ 13,361,643

See the accompanying Notes to the Financial Statements.

14

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

	Per Limited Partners' Unit	Limited Partners	Corporate General Partner	Individual General Partners	Total
YEAR ENDED					
DECEMBER 31, 2004:					
BALANCE,					
DECEMBER 31, 2003		$ 380,390,677	$ 23,987,396	$ 6,949,884	$ 411,327,957
Capital contributions		40,821,885	-	-	40,821,885
Transfers		15,556	(737,610)	722,054	-
Allocation of net income:					
Corporate General					
Partner - Performance		-	22,091,939	-	22,091,939
Partners		81,219,840	5,618,404	1,529,511	88,367,755
Repurchases		(19,241,178)	(17,000,000)	(5,000,000)	(41,241,178)
BALANCE,					
DECEMBER 31, 2004	$ 25,000	483,206,780	33,960,129	4,201,449	521,368,358
SIX MONTHS ENDED					
JUNE 30, 2005:					
Capital contributions		29,131,500	-	-	29,131,500
Transfers		407	(214,660)	214,253	-
Allocation of net loss	$ (1,945)	(39,868,520)	(2,625,962)	(343,616)	(42,838,098)
Repurchases		(7,688,980)	-	-	(7,688,980)
BALANCE,					
JUNE 30, 2005	$ 25,000	464,781,187	31,119,507	4,072,086	499,972,780
SIX MONTHS ENDED					
DECEMBER 31, 2005:					
Allocation of net income:					
Corporate General					
Partner - Performance		-	2,672,329	-	2,672,329
Partners	$ 2,677	49,759,777	3,331,675	435,960	53,527,412
Repurchases		(29,479,245)	-	-	(29,479,245)
BALANCE,					
DECEMBER 31, 2005	$ 25,000	$ 485,061,719	$ 37,123,511	$ 4,508,046	$ 526,693,276

See Note 5 for changes in Units outstanding.

See the accompanying Notes to the Financial Statements.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Organization:

Special Situations Fund III, L.P. (the "Fund") was organized under the Delaware Revised Uniform Limited Partnership Act on October 18, 1993, and commenced investment operations on January 1, 1994. The Fund is a closed-end interval fund registered under the Investment Company Act of 1940 (the "1940 Act"). The Fund shall have perpetual existence unless sooner dissolved as provided for in the Agreement of Limited Partnership (the "Agreement").

The Agreement provides for not less than three "Individual General Partners" and a "Corporate General Partner". The General Partners, as a group, must own not less than one percent (1%) of the Fund's outstanding Units.

The Corporate General Partner and Investment Adviser is MGP Advisers Limited Partnership ("MGP"), of which the General Partner is AWM Investment Company, Inc. ("AWM"). Austin W. Marxe, an Individual General Partner of the Fund and a limited partner of MGP owns directly and indirectly a majority of MGP and AWM. Mr. Marxe is primarily responsible for managing the Fund's investments and performing certain administrative services on its behalf.

The Fund seeks long-term capital appreciation by investing primarily in equity securities and securities with equity features of publicly traded companies which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired.

Exchange Tender:

On December 31, 2005, a "grandfather" provision which had the effect of allowing the Fund to satisfy a "private placement safe harbor" expired. This provision had allowed the Fund to be treated as a partnership for federal income tax purposes rather than as a publicly traded partnership, which is generally taxed as a corporation. The Fund is seeking to satisfy a different safe harbor, which in general, limits the semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increases the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date (the "Safe Harbor Amendments"). These changes have the effect of reducing the liquidity of a partner's investment in the Fund. A proxy will be sent in 2006 to the partners remaining in the Fund after the Exchange Tender Offer to vote on the adoption of these Safe Harbor Amendments.

16

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL (CONTINUED):

Exchange Tender (Continued):

A Special Meeting of Partners was held on November 16, 2005 to vote to (1) amend the Fund's Agreement to give the Individual General Partners authority to make offers for special redemptions of Units (the "Redemption Authority Amendment") and (2) consent to a proposed offer to be made by the Individual General Partners for Limited Partners who are "Qualified Purchasers" (as defined in the 1940 Act) to exchange their Units in the Fund for units of Special Situations Fund III QP, L.P., a Delaware limited partnership recently formed to be a companion fund to the Fund (the "Exchange Tender Offer Proposal"). These issues passed with majority consent.

The Fund has also requested exemptive relief from the Securities and Exchange Commission (the "Commission") to permit the one-time Exchange Tender Offer at December 31, 2005 and allow for the increase in the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date. Commission approval is still pending on the latter.

In the Exchange Tender Offer, a limited partner who is a Qualified Purchaser had the option to: (i) accept the one-time exchange tender offer, (ii) accept the cash repurchase offer in whole or in part or (iii) remain invested in the Fund (with the expectation that the Fund will adopt the Safe Harbor Amendments). A limited partner who is not a Qualified Purchaser had the option to: (i) accept the cash repurchase offer in whole or in part or (ii) remain invested in the Fund (with the expectation that the Fund will adopt the Safe Harbor Amendments).

See Note 4 for the financial statement presentation of the Exchange Tender Offer.

NOTE 2 - ACCOUNTING POLICIES:

Securities traded on a securities exchange or on the NASDAQ System are valued at the last reported sales price on the last business day of the reporting period. Securities for which no sale occurred on such day are valued at the average of the highest bid and lowest asked prices on the last trading day. Securities for which market quotations are not available are valued at fair value as determined in good faith by the Individual General Partners. Securities transactions are recorded on trade date. Realized gains and losses on sales of securities are determined using the specific identification cost method. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Cash and cash equivalents consist principally of cash balances in a brokerage account.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES (CONTINUED):

The Fund entered into an agreement to lend portfolio securities to a qualified borrower in order to earn additional income. The terms of the lending agreement require that loans are secured by cash or securities with an aggregate market value at least equal to a percentage of the market value of the loaned securities agreed upon by the borrower and the Fund (which shall be not less than 100% of the market value of the loaned securities), computed on a daily basis. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to collateral. At December 31, 2005, the value of the loaned securities and corresponding collateral (U.S. Treasury obligations) received was $2,275,000 and $2,321,559, respectively.

The Fund entered into a consulting agreement whereby the consultant will perform management and financial advisory services to companies ("covered investments") in which the Fund invests. As compensation, the consultant earns ten percent of the appreciation on each covered investment for the agreed upon period. Of this amount, one half is currently payable and the remainder is deferred until a final payment date, as further defined in the consulting agreement.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - ALLOCATION OF ACCOUNTING PROFITS AND LOSSES:

Net income is allocated: first, to MGP to the extent of any previous net losses allocated to MGP in excess of the other partners' capital balances; next, to the partners in proportion to the number of Units held by each to the extent of net losses previously allocated to them; and, thereafter, 80% to the partners in proportion to the number of Units held by each and 20% performance allocation to MGP. If there is a loss for an accounting period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. For purposes of the performance allocation, net income for the six months ended December 31, 2005 was reduced by a loss carryover from June 30, 2005 of $42,838,098.

Net losses are allocated to the partners in proportion to the number of Units held by each, provided, however, that losses in excess of an Individual General Partner's or a Limited Partner's capital balance will be allocated to MGP.

18

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 - ACCOUNTING FOR THE EXCHANGE TENDER:

As a result of the Exchange Tender Offer, the accompanying Statement of Financial Condition reflected a receivable for the units in Special Situations Fund III QP, L.P. and a corresponding payable for the net assets being contributed for those units. Effective January 1, 2006, partners' capital of $526,693,276 will be reduced by $484,504,923, representing the respective capital of the Qualified Purchasers who chose to participate in the Exchange Tender. On January 1, 2006, the remaining partners' capital in the Fund will amount to $42,188,353.

NOTE 5 - PARTNER CAPITAL ACCOUNT TRANSACTIONS:

All net income allocated to partners will be reinvested. In order to maintain a $25,000 price per Unit, the number of Units held by each partner at the close of each fiscal period (generally June 30 and December 31, commencing December 31, 1994), is adjusted to equal the partner's capital account divided by $25,000.

As of the close of each fiscal period, the Fund will offer to repurchase at least 10% and no more than 25% of the outstanding Units. The repurchase request deadline has generally been June 16 and December 17, of each year, but is subject to change based on the adoption of the Safe Harbor Amendments.

The Fund has the right to sell additional Units at the beginning of each fiscal period.

Changes in Units outstanding are as follows:

	Limited Partners	Corporate General Partner	Individual General Partners	Total
Balance, December 31, 2003	15,215.6271	959.4958	277.9954	16,453.1183
Additional Units sold	1,632.8754	-	-	1,632.8754
Transfers	0.6223	(29.5044)	28.8821	-
Semi-annual adjustments of Units	3,248.7935	1,108.4137	61.1805	4,418.3877
Repurchases	(769.6471)	(680.0000)	(200.0000)	(1,649.6471)
Balance, December 31, 2004	19,328.2712	1,358.4051	168.0580	20,854.7343
Additional Units sold	1,165.2600	-	-	1,165.2600
Transfers	0.0163	(8.5864)	8.5701	-
Semi-annual adjustments of Units	(1,594.7408)	(105.0385)	(13.7446)	(1,713.5239)
Repurchases	(307.5592)	-	-	(307.5592)
Balance, June 30, 2005	18,591.2475	1,244.7802	162.8835	19,998.9112
Semi-annual adjustments of Units	1,990.3911	240.1602	17.4384	2,247.9897
Repurchases	(1,179.1698)	-	-	(1,179.1698)
Balance, December 31, 2005	19,402.4688	1,484.9404	180.3219	21,067.7311

NOTE 6 - PURCHASES AND SALES OF SECURITIES:

Purchases and sales of securities for the year ended December 31, 2005 aggregated $279,385,446 and $252,439,327, respectively.

NOTE 7 - INCOME TAXES:

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income or loss based upon the partner's respective share of the Fund's income and expenses reported for income tax purposes.

NOTE 8 - RELATED PARTY TRANSACTIONS:

AWM is the administrator of the Fund. The administrator's fee is computed monthly at an annual rate of 0.75% of the average net assets.

The Fund pays each Independent General Partner an annual fee of $20,000.

NOTE 9 - APPROVAL OF ADVISORY CONTRACT:

At a special meeting of the Independent General Partners ("IGPs") of the Fund, they considered whether to approve the continuation of the existing Investment Advisory Agreement (the "Advisory Agreement") between the Fund and MGP Advisers Limited Partnership ("MGP"). In addition to the materials the IGPs had reviewed throughout the course of the year, the IGPs received materials relating to the advisory agreement before the meeting and had the opportunity to ask questions and request further information in connection with its consideration.

The approval of the Advisory Agreement and the continuation of MGP as the investment adviser of the Fund is based upon the following findings as well as specific considerations discussed below: (1) that the Advisory Agreement with MGP is in the best interests of the Fund; (2) that the services to be performed by MGP pursuant to the Advisory Agreement are services required for the operation of the Fund; (3) that MGP can provide services the nature and quality of which are at least equal to those provided by others offering the same services; and (4) that the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In determining whether to approve the Advisory Agreement, the IGPs considered various relevant factors, including those discussed below.

20

NOTE 9 - APPROVAL OF ADVISORY CONTRACT (CONTINUED):

Nature, Extent and Quality of Service

In considering the nature, extent and quality of service to the Fund, the IGPs reviewed the Fund's investment objectives and strategy along with the advisory services provided to the Fund by MGP over both short- and long-term periods. The services provided include investment research, portfolio management and trading. The IGPs took into account the organizational depth and stability of the firm, noting that the Fund managers have considerable investment and trading experience and have managed the Fund since its inception. Furthermore, they do not use brokerage commissions to purchase third-party research.

Investment Performance

The IGPs considered the short- and long-term performance of the Fund, including both lesser and more profitable periods and noted favorable performance over the Fund's history as compared with relevant market indices.

Costs of Services Provided

The IGPs considered the compensation arrangement with MGP, such that the performance allocation of 20% is customary for the Fund's peer group. The IGPs also noted the use of a "highwater" mark in determining the profit threshold. The IGPs reviewed the expense ratio of the Fund and determined it fair and reasonable as compared to the Fund's peer group.

Profits

The IGPs considered the level of MGP's profits in managing the Fund and concluded that the profit was fair and customary based on the Fund's peer group.

Economies of Scale

The IGPs, in considering economies of scale, reviewed whether there have been or if there is a potential for the realization of future economies of scale, and whether the Fund's investors would benefit from such scale. The IGPs noted that the consideration of economies of scale is not a determining factor as it relates to the approval of the Advisory Agreement with MGP.

In considering whether to approve the continuation of the advisory agreement, the IGPs did not weigh any one factor more than another. They concluded that the approval of the agreement was in the best interest of the Fund. The advisory agreement will continue for one year and is renewable by the IGPs after that for successive one year periods.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - FINANCIAL HIGHLIGHTS:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Ratio of investment expenses to average net assets[1]	**0.00%**	0.00%	0.57%	0.03%	0.00%
Ratio of operating expenses to average net assets	**0.86%**	0.84%	1.03%	0.94%	0.89%
Ratio of total expenses to average net assets	**0.86%**	0.84%	1.60%	0.97%	0.89%
Ratio of net income (loss) to average net assets	**2.53%**	23.09%	74.23%	(22.16)%	16.62%
Portfolio turnover rate	**55.90%**	63.46%	52.43%	60.28%	91.33%

[1]The investment expenses reflected in the above ratio include, but are not limited to, consulting fees having a direct correlation to the performance of "covered investments", as further defined in Note 2 herein.

22

NOTE 11 - RETURN ON PARTNER INVESTMENT:

At December 31, 2005, the value of a $25,000 investment made at each respective subscription date is as follows:

Subscription Date			Value
January 1, 1994		$	218,214
January 1, 1995			199,494
July 1, 1995			176,643
January 1, 1996			147,311
July 1, 1996			111,205
January 1, 1997			105,248
July 1, 1997			99,693
January 1, 1998			88,446
July 1, 1998			90,688
January 1, 1999			100,536
July 1, 1999			92,766
January 1, 2000			60,464
July 1, 2000			51,792
January 1, 2001			52,968
July 1, 2001			46,304
January 1, 2002			46,291
July 1, 2002			52,810
January 1, 2003			57,153
July 1, 2003			43,737
January 1, 2004			30,643
July 1, 2004			28,486
January 1, 2005			25,523
July 1, 2005			27,677

NOTE 12 - SECURITIES SOLD SHORT:

The Fund is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Fund to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Fund is required to maintain collateral with the broker to secure these short positions.

NOTE 13 - INVESTMENTS IN RESTRICTED AND ILLIQUID SECURITIES:

The Fund has made investments in securities that are not freely tradable due to Securities and Exchange Commission's regulations. These restricted securities may not be sold except in exempt transactions or when they have become registered under the Securities Act of 1933. Investing in restricted securities generally poses a greater risk than investing in more widely held, publicly traded companies. Restrictions imposed on the sale of these securities and the lack of a secondary market may affect the timing and price obtained for such sales. The following is a list of restricted and illiquid securities valued by the Fund as of December 31, 2005:

Issuer	Type of Security	Acquisition Date	Acquisition Cost	Value	Value as a % of Partners' Capital
Artisoft, Inc.	Common	9/28/04	$ 2,667,132	$ 2,667,132	0.51%
Artisoft, Inc.	Common	9/28/05	1,999,951	1,999,951	0.38%
Cambridge Display Technology, Inc.	Common	12/22/05	2,020,000	2,020,000	0.38%
La Jolla Pharmaceutical Company.	Common	12/14/05	3,575,000	3,527,334	0.67%
LocatePlus Holdings Corporation	Common	7/8/05	2,500,000	1,525,000	0.29%
MK Resources Company	Common	11/20/97	2,248,221	3,136,869	0.60%
MetaSolv, Inc.	Common	10/27/05	1,500,000	1,450,000	0.28%
OneTravel Holdings, Inc.	Common	4/15/05	3,200,000	1,181,091	0.22%
Solexa, Inc.	Common	11/23/05	1,405,586	1,405,586	0.27%
Supercom Ltd.	Common	12/9/05	2,000,000	2,000,000	0.38%
E Ink Corporation	Preferred	11/7/05	3,000,000	3,000,000	0.57%
Verdasys, Inc. Series B 2%	Preferred	9/3/04	2,500,000	3,160,000	0.60%
OneTravel Holdings, Inc.	Warrants	4/15/05	0	162,909	0.03%
Total restricted and illiquid securities			$ 28,615,890	$ 27,235,872	5.18%

NOTE 14 - CREDIT RISK CONCENTRATION:

Cash and cash equivalents consist principally of balances held in a custodial account with Banc of America Securities LLC. The balances are insured by the Securities Investor Protection Corporation up to $500,000, including $100,000 for free cash balances. Net cash balances and securities in excess of these limits are protected by a guarantee provided by the broker's parent company, Bank of America Corporation, in the amount of $300,000,000 per account.

24

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - PROXY VOTING (UNAUDITED):

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to its portfolio securities is available (1) without charge, upon request, by calling (212) 207-6500 or (2) on the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The Fund's proxy voting record for the most recent 12-month period ended December 31 is available (1) without charge, upon request, by calling (212) 207-6500 or (2) on the SEC's website at www.sec.gov. Information as of December 31 each year will generally be available by the following March 1.

NOTE 16 - FORM N-Q (UNAUDITED):

The Fund files a complete Portfolio of Investments for the first and third quarters of its fiscal year with the SEC on Form N-Q within 60 days of the end of such fiscal quarter. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

Item 2.   **Code of Ethics.**

The Registrant has adopted a Code of Ethics (the "Code of Ethics") that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Registrant or a third party. The Registrant undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics. Such request can be made to Special Situations Fund III, L.P. at (212) 207-6500, 527 Madison Avenue, Suite 2600, New York, New York 10022, Attention: Rose M. Carling.

There have been no amendments to the Code of Ethics during the period covered by this report. In addition, during the period covered by this report, the Registrant has not granted any waivers, including an implicit waiver, from a provision of the Code of Ethics.

Item 3.   **Audit Committee Financial Expert.**

The Registrant's board of directors (or persons performing similar functions) has determined that Stanley S. Binder possesses the technical attributes identified in Instruction 2(b) of Item 3 to Form N-CSR to qualify as an "audit committee financial expert," and has designated Stanley S. Binder as the audit committee financial expert. Stanley S. Binder is an "independent" director (or the functional equivalent thereof) pursuant to paragraph (a)(2) of Item 3 to Form N-CSR.

Item 4.   **Principal Accountant Fees and Services.**

Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years are $87,700 and $123,000 for 2005 and 2004, respectively.

Audit-Related Fees. There were no fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the Registrant's financial statements and are not reported under "Audit Fees" above.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning are $39,500and $35,300 for 2005 and 2004, respectively.

All Other Fees. There were no fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above.

The audit committee of the Registrant was organized in 2003. All services to be performed for the Registrant by the Registrant's accountant must be pre-approved by the audit committee. The above referenced fees for 2005 were pre-approved by the audit committee.

The aggregate fees paid by the Registrant for non-audit professional services rendered by the Registrant's accountant to the Registrant's investment advisor and any entity controlling, controlled by, or under common control with the Registrant's investment adviser that provides ongoing services to the Registrant for 2005 and 2004 were $37,263 and $40,930, respectively.

Item 5.   **Audit Committee of Listed Registrants.**

Not applicable.

Item 6.   **Schedule of Investments**

The Audited Schedule of Investments is included in the report to shareholders filed under Item 1 of the Form.

Item 7. Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investment Companies

The Registrant has adopted the following proxy voting policies and procedures of its investment adviser, MGP Advisers Limited Partnership:


PROXY VOTING POLICIES AND PROCEDURES


These policies and procedures apply to the voting of proxies by MGP Advisers Limited Partnership (the "Adviser") for those client accounts over which the Adviser has proxy voting authority. Adviser is the investment adviser for Special Situations Fund III, L.P.

GENERAL

The Adviser's proxy voting policies and procedures are designed to ensure that the Adviser complies with the requirements under Rule 206(4)-6 and Rule 204-2 promulgated under the Investment Advisers Act of 1940, as amended, and fulfills its obligations thereunder with respect to proxy voting, disclosure, and recordkeeping.

The Adviser's objective is to ensure that its proxy voting activities on behalf of its clients are conducted in a manner consistent, under all circumstances, with the best interest of the clients. For most matters, however, the Adviser's policy is not to vote where it believes the outcome is not in doubt in order to avoid the unnecessary expenditure of time and the cost to review the proxy materials in detail and carry out the vote. In such circumstances the Adviser believes that the client is best served by the Adviser's devoting its time to investment activities on the client's behalf.

PROXY VOTING POLICIES

The Adviser is committed to voting proxies in a manner consistent with the best interests of its clients. While the decision whether or not to vote a proxy must be made on a case-by-case basis, the Adviser generally does not vote a proxy if it believes the proposal is not adverse to the best interests of the client or if adverse, the outcome of the vote is not in doubt. In the situations where the Adviser does vote a proxy, the Adviser generally votes proxies in accordance with the following general guidelines:

Proxy Proposal Issue		Adviser's Voting Policy
Routine Election of Directors		For
Issuance of Authorized Common Stock		For
Stock Repurchase Plans		For
Domestic Reincorporation		For

Director Indemnification		For
Require Shareholder Approval to Issue Preferred Stock		For
Require Shareholder Approval to Issue Golden Parachutes		For
Require Shareholder Approval of Poison Pill		For
Shareholders' Right to Call Special Meetings		For
Shareholders' Right to Act by Written Consent		For
Shareholder Ability to Remove Directors With or Without Cause		For
Shareholders Electing Directors to Fill Board Vacancies		For
Majority of Independent Directors		For
Board Committee Membership Exclusively of Independent Directors		For
401(k) Savings Plans for Employees		For
Anti-greenmail Charter or By-laws Amendments		For
Corporate Name Change		For
Ratification of Auditors		For
Supermajority Vote Requirement		Against
Blank Check Preferred		Against
Dual Classes of Stock		Against
Staggered or Classified Boards		Against
Fair Price Requirements		Against
Limited Terms for Directors		Against
Require Director Stock Ownership		Against

The following proxy proposal issues are so fact sensitive that no general voting policy with respect to such issues may be established by the Adviser:

Reprice Management Options	Fact Sensitive
Adopt/Amend Stock Option Plan	Fact Sensitive
Adopt/Amend Employee Stock Purchase Plan	Fact Sensitive
Approve Merger/Acquisition	Fact Sensitive
Spin-offs	Fact Sensitive
Corporate Restructurings	Fact Sensitive
Asset Sales	Fact Sensitive
Liquidations	Fact Sensitive
Adopt Poison Pill	Fact Sensitive
Golden Parachutes	Fact Sensitive
Executive/Director Compensation	Fact Sensitive
Social Issues	Fact Sensitive
Contested Election of Directors	Fact Sensitive
Stock Based Compensation for Directors	Fact Sensitive
Increase Authorized Shares	Fact Sensitive
Tender Offers	Fact Sensitive
Preemptive Rights	Fact Sensitive
Debt Restructuring	Fact Sensitive
Foreign Reincorporation	Fact Sensitive

PROXY VOTING PROCEDURES

The general partner (or other principals) of the Adviser will have the responsibility of voting proxies received by the Adviser on behalf of its clients. The Adviser will evaluate whether to vote the proxy proposals received by the Adviser. If the proxies are voted, the proxy proposals received by the Adviser and designated above in the proxy voting policies as "For" or "Against" will be voted by the Adviser in accordance with the proxy voting policies, and proxy proposals received by the Adviser and designated above in the proxy voting policies as "Fact Sensitive" (or not addressed in the proxy voting policies) will be reviewed by the Adviser on a case-by-case basis.

Notwithstanding the foregoing, the Adviser may vote a proxy contrary to the proxy voting guidelines if the Adviser determines that such action is in the best interest of the client. In the event that the Adviser votes contrary to the proxy voting guidelines, the Adviser will document the basis for the Adviser's contrary voting decision.

In addition to not voting proxies where the Adviser deems the expenditure of time and cost of voting would exceed the anticipated benefit to the client, the Adviser may choose not to vote proxies in certain situations or for certain clients, such as (i) where a client has informed the Adviser that it wishes to retain the right to vote the proxy, (ii) where the proxy is received for a client account that has been terminated, or (iii) where a proxy is received by the Adviser for a security it no longer manages on behalf of a client.

MATERIAL CONFLICTS OF INTEREST

The Adviser may occasionally be subject to material conflicts of interest in the voting of proxies due to business or personal relationships it maintains with persons having an interest in the outcome of certain votes. The Adviser, its affiliates and/or its employees may also occasionally have business or personal relationships with the proponents of proxy proposals, participants in proxy contests, corporate directors and officers, or candidates for directorships.

If at anytime, the Adviser becomes aware of a material conflict of interest relating to a particular proxy proposal, the Adviser will handle the proposal as follows:

- If the proposal is designated in proxy voting policies above as "For" or "Against," the proposal will be voted by the Adviser in accordance with the proxy voting policies, provided little discretion on the part of the Adviser is involved; or
- If the proposal is designated in the proxy voting policies above as "Fact Sensitive" (or not addressed in the proxy voting policies), the Adviser will either (i) disclose to the client such material conflict and vote the client's shares in accordance with the client's instructions or (ii) take such other action as is necessary to ensure that the Adviser's vote (including the decision whether to vote) is based on the client's best interest and not affected by the Adviser's material conflict of interest.

PROXY VOTING RECORDS

In accordance with Rule 204-2, the Adviser will maintain the following records in connection with the Adviser's proxy voting policies and procedures:

- a copy of the proxy voting policies and procedures;
- a copy of all proxy statements received regarding client's securities;
- a record of each vote the Adviser casts on behalf of a client;
- written records of client requests for proxy voting information, including a copy of each written client request for information on how the Adviser voted proxies on behalf of the requesting client, and a copy of any written response by the Adviser to any (written or oral) client request for information on how the Adviser voted proxies on behalf of the requesting client; and
- any documents prepared by the Adviser that were material to making a decision on how to vote, or that memorialized the basis for a voting decision.

Each of the foregoing records will be maintained and preserved by the Adviser for five years from the end of the last fiscal year in which an entry was made on such record, and for the first two years of such five-year period, shall be maintained at an appropriate office of the Adviser. Notwithstanding the foregoing, the Adviser may rely on proxy statements filed on the SEC's EDGAR system instead of keeping its own copies. In addition, the Adviser may also rely upon a third party to maintain the foregoing records, provided such third party has provided to the Adviser an undertaking to provide a copy of such records promptly upon request.

DISCLOSURE TO CLIENTS

A copy of the Adviser's written proxy voting policies and procedures will be provided to clients upon written request to the Adviser. In addition, information regarding how a client's proxies were voted by the Adviser will be provided to a client upon written request to the Adviser.

Item 8. Portfolio Managers of Closed-End Management Investment Companie.

As of the original filing of this report on March 10, 2006, Austin Marxe, President of AWM Investment Company, Inc, ("AWM") since 1991 and David Greenhouse, Vice-President of AWM since 1992, are primarily responsible for the day-to-day management of the registrant's portfolio. AWM serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the registrant's investment adviser. Mr. Marxe, Mr. Greenhouse and Adam Stettner are the limited partners of MGP. Mr. Marxe also serves as an Individual General Partner of the registrant.

Mr. Marxe, Mr. Greenhouse and Mr. Stettner also serve as members of the investment advisers to five other Special Situations funds (the "Affiliates") that have performance based advisory fees, with combined total assets of $ 1,011,383,936 as of December 31, 2005.

MGP makes investments on behalf of the registrant in accordance with the stated investment objectives for the registrant. MGP is given discretionary authority over the registrant's investments. When purchases of securities are made with respect to the registrant individually, the purchase is allocated solely to the account of the registrant. At times, however, MGP, along with AWM and the various investment advisers' to the Affiliates may purchase the same security in an aggregate amount for the accounts of one or more of the Special Situations funds (which includes the Registrant). When securities are purchased by the registrant in conjunction with other Special Situations funds, MGP and its Affiliates will allocate securities amongst the registrant and the other Special Situations funds in a fair and equitable manner depending upon the facts and circumstances of each situation, taking into account the Registrant's stated investment objectives, liquidity, other holdings of such securities and overall portfolio, and other factors considered relevant.

MGP, the registrant's investment advisor, receives a 20% performance allocation at six month periods ending June 30 and December 31. If there is a loss for an accounting period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. All investment advisers of the Special Situations funds managed by Mr. Marxe, Mr. Greenhouse and Mr. Stettner receive similar 20% performance based advisory fees with loss recovery provisions.

As of December 31, 2005 Austin Marxe and David Greenhouse each own in excess of $1,000,000 of equity securities in the registrant.

Item 9. Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers.
Not applicable at this time.

Item 10. Submission of Matters to a Vote of Security Holders.

A Special Meeting of Partners was held on November 16, 2005 to vote to (1) amend the Fund's Agreement to give the Individual General Partners authority to make offers for special redemptions of Units (the "Redemption Authority Amendment") and (2) consent to a proposed offer to be made by the Individual General Partners for Limited Partners who are "Qualified Purchasers" (as defined in the 1940 Act) to exchange their Units in the Fund for units of Special Situations Fund III QP, L.P., a Delaware limited partnership recently formed to be a companion fund to the Fund (the "Exchange Tender Offer Proposal"). These issues passed with majority consent.

Item 11. Controls and Procedures.

(a) Based on an evaluation of the registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this report, the registrant's principal executive and principal financial officers, or persons performing similar functions, concluded that the disclosure controls and procedures are effective.

(b) There were no significant changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal half-year that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Item 12. Exhibits.

(a)(1) NOT APPLICABLE.

(a)(2) CERTIFICATIONS REQUIRED BY ITEM 11(a)(2) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.CERT.

(b) CERTIFICATIONS REQUIRED BY ITEM 11(b) OF FORM N-CSR ARE FILED HEREWITH AS EX-99.906CERT.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECIAL SITUATIONS FUND III, L.P.

By: _/s/Austin Marxe___
    Austin Marxe, Principal Executive Officer

Date March 10, 2006

      Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: _/s/Austin Marxe___
    Austin Marxe, Principal Executive Officer

Date: March 10, 2006

By: _/s/ Rose M. Carling_
    Rose M. Carling, Principal Financial Officer

Date: March 10, 2006